UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

(AMENDMENT NO. 21)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Telecom Italia Media S.p.A.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Telecom Italia S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares and Savings Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Rocco Ramondino

Telecom Italia Media S.p.A.

Via della Pineta Sacchetti 229

00168 Rome

Italy

Telephone: +39 06 36881

with copies to:

Umberto Pandolfi

Telecom Italia S.p.A.

Via Gaetano Negri 1

20123 Milan

Italy

Telephone: +39 06 36882892

and:

Jeffrey M. Oakes

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

Telephone: +44 20 7418 1300

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.                      Home Jurisdiction Documents

(a)(1)

Observations dated July 2, 2015 of Shareholder Carlo Aime on the Board Note on Item 1 "Settlement pursuant to Art. 146, subsection 1, letter d) of Legislative Decree no. 58/1998" of the Agenda relating to the Special Meeting of Savings Shareholders of Telecom Italia Media S.p.A. called for July 3, 2015.

(b)	Not applicable.

Item 2.                      Informational Legends

The merger described herein relates to the securities of two foreign companies.  The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent on Form F-X has been filed by Telecom Italia S.p.A. with the Commission on February 20, 2015.

(2)	Not applicable.

Exhibit Index

Exhibit Number	Description

1.0*	English joint press release of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. dated February 19, 2015 relating to the proposed merger.

1.1*	Notice of convening of Ordinary and Extraordinary Meeting (in a single call) of Telecom Italia Media’s Ordinary Shareholders to, among other matters, approve plan for the merger of Telecom Italia Media S.p.A. with and into Telecom Italia S.p.A. dated February 19, 2015.

1.2**	Information Document (and related annexes) deposited on February 26, 2015 with the authorized central storage mechanism “1INFO” (www.1info.it) pursuant to article 5 of CONSOB Regulation No. 17221 of March 12, 2010, as amended, relating to the merger of Telecom Italia Media S.p.A. with and into Telecom Italia S.p.A.

Annexes to Exhibit 1.2**	1.	Opinion of the Board Committee of Telecom Italia Media S.p.A. dated February 19, 2015 relating to the proposed merger.

2.	Fairness opinion of Equita SIM S.p.A. dated February 19, 2015 relating to the proposed merger.

3.	Fairness opinion of Prof. Stefano Caselli dated February 19, 2015 relating to the proposed merger.

1.3***	English joint press release of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. dated March 19, 2015 relating to the approval of the merger plan and the definitive exchange ratio.

1.4****

Supplement (and related annexes), dated March 26, 2015, to the Information Document (and related annexes) deposited on February 26, 2015 with the authorized central storage mechanism “1INFO” (www.1info.it) pursuant to article 5 of CONSOB Regulation No. 17221 of March 12, 2010, as amended, relating to the merger of Telecom Italia Media S.p.A. with and into Telecom Italia S.p.A.

Annexes to Exhibit 1.4****	1.	Bring-Down Fairness Opinion of Equita SIM S.p.A. dated March 19, 2015

2.	Bring-Down Fairness Opinion of Prof. Stefano Caselli dated March 19, 2015

3.	Opinion of the Board Committee of Telecom Italia Media S.p.A. dated March 19, 2015

1.5*****	Report of the Common Representative of savings shareholders of Telecom Italia Media S.p.A (and related annexes) dated March 24, 2015

Annexes to Exhibit 1.5*****	1.	English joint press release of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. dated February 19, 2015 relating to the proposed merger.

2.	English joint press release of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. dated March 19, 2015 relating to the approval of the merger plan and the definitive exchange ratio.

1.6*****	Notice of special meeting of savings shareholders of Telecom Italia Media S.p.A

1.7******	Notice of convening of Ordinary and Extraordinary Meeting (in a single call) on May 20, 2015 of Telecom Italia S.p.A.’s Ordinary Shareholders to, among other matters, approve resolutions related to the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.

1.8*******	Plan for the merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. pursuant to article 2501-ter of the Italian Civil Code dated March 19, 2015 (published on March 31, 2015).

1.9*******	Explanatory report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. dated March 31, 2015.

2.0*******	Explanatory report by the Board of Directors of Telecom Italia Media S.p.A. on the plan for the merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. dated March 31, 2015.

2.1*******	Financial statements relating to each of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. as of and for the year ended December 31, 2014 underlying the merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. (Company Merger Statement of Assets and Liabilities).

2.2*******	Auditors’ report by Reconta Ernst & Young S.p.A. relating to the exchange ratio pursuant to article 2501-sexies of the Italian Civil Code dated March 30, 2015 (published on March 31, 2015).

2.3********	Supplementary Agenda relating to special meeting of savings shareholders of Telecom Italia Media S.p.A. called for April 27, 2015 dated April 12, 2015.

2.4*********	Explanatory reports each dated March 29, 2015 of shareholder Sandro Sinigaglia on item 3 and 4 of the agenda relating to special meeting of savings shareholders of Telecom Italia Media S.p.A. called for April 27, 2015, as supplemented on April 12, 2015 (published on April 15, 2015).

2.5**********	Independent opinion of notaries public Piergaetano Marchetti and Carlo Marchetti dated March 24, 2015 relating to requirement of special meeting of savings’ shareholders of Telecom Italia Media S.p.A. (published on April 17, 2015).

2.6***********	Proposed resolutions and explanatory reports of shareholder Stefano Bandieramonte on items 2, 4 and 7 of the agenda relating to special meeting of savings shareholders of Telecom Italia Media S.p.A. called for April 27, 2015.

2.7************	English press release of Telecom Italia Media S.p.A. dated April 27, 2015 relating to the resolutions of the special meeting of savings shareholders held on April 27, 2015.

2.8*************	English press release of Telecom Italia Media S.p.A. dated April 30, 2015 relating to the resolutions of the Ordinary and Extraordinary Meeting (in a single call) of Telecom Italia Media S.p.A.’s ordinary shareholders held on April 30, 2015.

2.9**************	English press release of Telecom Italia S.p.A. dated May 20, 2015 relating to the resolutions of the Ordinary and Extraordinary Meeting (in a single call) of Telecom Italia S.p.A.’s ordinary shareholders held on May 20, 2015.

3.0***************	Notice to Telecom Italia Media S.p.A. shareholders relating to the terms and conditions for exercising their right of withdrawal following registration of the resolutions for the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. dated May 28, 2015.

3.1****************	Notice of Convening of Special Meeting of Savings Shareholders to be held on July 3, 2015 of Telecom Italia Media S.p.A. dated June 3, 2015.

3.2*****************	Report of the Common Representative of savings shareholders of Telecom Italia Media S.p.A. (and related annex) dated June 1, 2015 (published on June 5, 2015).

3.3*****************	Explanatory Report of Telecom Italia Media S.p.A. Shareholder Paolo Iemmi dated May 20, 2015 (published on June 5, 2015).

3.4******************	Notice of Convening of Special Meeting of Savings Shareholders of Telecom Italia Media S.p.A. called for July 3, 2015 including agenda relating thereto, as supplemented on June 17, 2015.

3.5******************	Explanatory Report dated June 17, 2015 of Shareholder Carlo Aime on items 1 and 4 of the agenda relating to the Special Meeting of Savings Shareholders of Telecom Italia Media S.p.A. called for July 3, 2015, as supplemented on June 17, 2015.

3.6*******************

English press release of Telecom Italia Media S.p.A. dated June 25, 2015 relating to the Issues Considered by the Board of Directors in Relation to the Proposals on the Agenda of the Special Meeting of the Savings Shareholders Called for July 3, 2015.

3.7********************	Considerations of the Board of Directors of Telecom Italia Media S.p.A. dated June 26, 2015 on the agenda for the special meeting of the savings shareholders called for July 3, 2015.

3.8*********************	Supplementary Report of the Common Representative of the Savings Shareholders of Telecom Italia Media S.p.A. dated June 26, 2015 (published on June 30, 2015).

3.9	Observations dated July 2, 2015 of Shareholder Carlo Aime on the Board Note on Item 1 “Settlement pursuant to Art. 146, subsection 1, letter d) of Legislative Decree no. 58/1998” of the Agenda relating to the Special Meeting of Savings Shareholders of Telecom Italia Media S.p.A. called for July 3, 2015.

___________________

* Previously furnished to the Commission as an exhibit to Form CB dated February 20, 2015.

** Previously furnished to the Commission as an exhibit to Form CB dated February 26, 2015.

*** Previously furnished to the Commission as an exhibit to Form CB dated March 19, 2015.

**** Previously furnished to the Commission as an exhibit to Form CB dated March 27, 2015.

***** Previously furnished to the Commission as an exhibit to Form CB dated March 30, 2015.

****** Previously furnished to the Commission as an exhibit to Form CB dated March 31, 2015.

******* Previously furnished to the Commission as an exhibit to Form CB dated April 1, 2015.

******** Previously furnished to the Commission as an exhibit to Form CB dated April 13, 2015.

********* Previously furnished to the Commission as an exhibit to Form CB dated April 15, 2015.

********** Previously furnished to the Commission as an exhibit to Form CB dated April 20, 2015.

*********** Previously furnished to the Commission as an exhibit to Form CB dated April 27, 2015.

************ Previously furnished to the Commission as an exhibit to Form CB dated April 28, 2015.

************* Previously furnished to the Commission as an exhibit to Form CB dated May 1, 2015.

************** Previously furnished to the Commission as an exhibit to Form CB dated May 21, 2015.
*************** Previously furnished to the Commission as an exhibit to Form CB dated May 28, 2015.

**************** Previously furnished to the Commission as an exhibit to Form CB dated June 4, 2015.

***************** Previously furnished to the Commission as an exhibit to Form CB dated June 5, 2015.
****************** Previously furnished to the Commission as an exhibit to Form CB dated June 18, 2015.

******************* Previously furnished to the Commission as an exhibit to Form CB dated June 26, 2015.

******************** Previously furnished to the Commission as an exhibit to Form CB dated June 29, 2015.

********************* Previously furnished to the Commission as an exhibit to Form CB dated July 1, 2015.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Umberto Pandolfi
(Signature)

Umberto Pandolfi – Company Manager
(Name and Title)

July 2, 2015
(Date)